

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Zhixin Liu
Chief Executive Officer
Datasea Inc.
20th Floor, Tower B, Guorui Plaza
1 Ronghua South Road, Technological Development Zone
Beijing, People's Republic of China 100176

>   **Re: Datasea Inc.**
>   **Form 10-K for fiscal year ended June 30, 2021**
>   **Filed September 28, 2021**
>   **File No. 001-38767**

Dear Ms. Liu:

We have reviewed your May 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, tell us why in your response.

After reviewing your response, we may have additional comments. Unless noted otherwise, our references to prior comments are to our May 9, 2022 letter.

Form 10-K for the Fiscal Year Ended June 30, 2021

Table of Contents, page i

1.   Please revise your definition of "PRC" or "China" to remove the exclusion of Hong Kong and Macau from this definition.

2.   We note the proposed disclosure on page ii of Exhibit A in response to prior comment 1 indicating that all references to "Company," "Registrant" or similar terms refer to Datasea Inc., including its consolidated subsidiaries and VIE, unless the context otherwise indicates. Please revise to clarify the instances in which such references include the VIE. Similarly revise your disclosure throughout, such as on page 1 where you define "Datasea", as Datasea Inc. with its subsidiaries and VIE, collectively, the "Company" or "We" or "Us" or "Our."

3. We note your revised disclosure in response to prior comment 2. However, on page ii of Exhibit A your definition of "VIE" or "consolidated VIE" continues to refer to "control of the entity" and "effective ownership of its assets." Further, on page F-10 you disclose that the VIE is an entity in which the company, through contractual arrangements, bears the risk of, and enjoys the rewards normally associated with ownership of the entity. Please revise disclosure throughout to refrain from implying that DataSea or the WFOE have any ownership interest in the VIE or its assets. Also, remove any references to "our operating entities," "our operating entity" and "our operating subsidiaries" that you continue to include in various instances throughout your proposed disclosures.

Item 1. Description of Business, page 1

4. Please include a diagram of the company's corporate structure, similar to the chart on page 29, at the onset of Part I. Also, revise the organizational chart to use dashed lines without arrows when describing to the relationship between the WFOE and the VIE.

5. We note you added Summary Consolidated Financial Data in Exhibit A in response to prior comment 5. Please revise to address the following:
    - Refer to all schedules, including the header, as condensed "consolidat<u>ing</u>" financial data.
    - Clarify the nature of the revenue from VIE and cost of revenue related to VIE that is presented in the WOFE column.
    - Clarify the nature of the revenue from WOFE and cost of revenue related to WOFE that is presented in the VIE column.
    - Explain why the cost of revenue related to VIE and WOFE are reflected in different columns in fiscal 2020 and 2021.
    - Separately present any service fees recognized pursuant to the Operation and Intellectual Property Service Agreement.
    - Explain where the income/loss between Parent and HK subsidiary and HK subsidiary and WOFE is included in the consolidating income statement worksheet and revise as necessary to separately disclose.
    - Include a separate column for the WOFE in the consolidating cash flow information and separately present cash flows, if any, between the entities included.

6. We note the proposed added disclosure regarding dividend distributions in response to prior comment 6. Please revise to address restrictions and limitations on the ability of the offshore holding company to make loans and direct investment in PRC entities. Include a cross-reference to the specific risk factor in which this is addressed.

7. We note your response and revised proposed disclosures to prior comment 7. Please revise to disclose the purpose of the intercompany transfers between the WFOE and VIE, separately disclosing capital contributions, loans, and amounts pursuant to the VIE or other agreements. Also, in your response you state that pursuant to the Trademark License Contract the WFOE shall pay Shuhai Beijing RMB 2,400,000 million to use their trademark. Please clarify if the tabular presentation of cash flows within your

organization are in millions. In addition, describe for us the nature of the WFOE's operations aside from the VIE arrangement and why the WFOE would use this trademark to promote its market popularity and reputation.

8.   Your response to prior comment 8 refers to proposed disclosures included in the Cautionary Note and added risk factor disclosures. At the onset of Part I, please revise to address the risks related to both the HFCAA and the Accelerating HFCAA. Disclose whether your auditor is subject to determination and provide a cross-reference here to the specific risk factor disclosures where you discuss the HFCAA and Accelerating HFCAA in further detail. In addition, at the onset of Part I disclose how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities, data security and anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Lastly, for each of these risks discussed in Part I, provide a specific cross-reference to the detailed risk factor to which each risk relates.

9.   While we note you intend to revise certain disclosures such as Risk Factors and Government, Regulations, Licenses in response to prior comment 9, please revise to also address the following at the onset of Part I:
   • Clarify whether Datasea's subsidiaries are subject to cybersecurity review with the Cyberspace Administration of China (CAC). In this regard, your proposed disclosures only address whether Datasea or the VIE and its subsidiaries are subject to such review.
   • Disclose each permission or approval that you, your subsidiaries or the VIE are required to obtain from the Chinese authorities to operate your business and specifically address the ability to operate through contractual arrangements with the VIE.
   • Disclose whether you relied on the opinion of counsel in determining that any permissions and approvals were not necessary and, if so, identify counsel and file a consent. If you did not rely on counsel, explain why you did not consult counsel and why they believe they do not need any permissions or approvals.
   • Provide a specific cross-reference to the more detailed risk factor disclosures addressing cybersecurity review with the CAC and obtaining the appropriate permissions and approvals.

VIE Agreements, page 23

10.   We note the disclosure on page 1 of Exhibit A that the Operation and Intellectual Property Service Agreement allows Tianjin Information Sea Information Technology Co., Ltd ("WFOE") to manage and operate Shuhai Beijing and collect 100% of their net profits. Please reconcile this disclosure with provision 1.4 of Exhibit 10.1 to your Form 10-K, which states the operation fee should equal the pre-tax income of the VIE. Also, clarify the impact of losses generated by the VIE in determining the operation fee. In addition, include a discussion of provision 1.5, which indicates that the WFOE is obligated to pay

debts owed by the VIE if the VIE lacks the ability to repay such debts and to provide additional capital to the VIE if the VIE's net asset falls below its registered capital balance. Similar revisions should be made to the disclosures included in your consolidated financial statements.

11. We note your revised proposed disclosure on page 29 of Exhibit A in response to prior comment 10. Please further revise to address the following:

- Revise your disclosure that the VIE agreements "may not be as effective in providing us with equity ownership over Shuhai Beijing,." If the intent of this disclosure is to convey that you do <u>not</u> have any equity ownership in the VIE, then clearly indicate as such. In this regard, your proposed disclosures and your reference to "equity ownership" here may imply that the contractual agreements are equivalent to equity ownership in the business of the VIE.
- You disclose that Shuhai Beijing's affiliation is managed through the VIE Agreements. Revise to clarify what you mean by "affiliation."
- You state that "Shuhai Beijing, as the VIE in China, does satisfy for consolidation of the VIE under U.S. GAAP, and Datasea, due to the contract arrangements, is the primary beneficiary of the VIE for accounting purposes." Please revise to clarify that you consolidate the VIE as a primary beneficiary through the contractual agreements between Tianjin Information, an indirect subsidiary of DataSea and Shuhai Beijing, the VIE. Ensure any reference to control or benefits that accrue to you because of the VIE is limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

<u>Item 1A. Risk Factors</u>
<u>Risks Associated with Doing Business in China, page 62</u>

12. We note your proposed revised disclosures in response to prior comment 11. Please revise the bolded introductory header to the risk factor on page 68 of Exhibit A to include reference to the Accelerating HFCAA. In addition, your disclosures should discuss the fact that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

13. We note the proposed risk factor disclosure on page 69 of Exhibit A "Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment." Please revise the heading for this risk factor to more clearly align with the risks being discussed. Related to your disclosure that you do not believe the company is subject to cybersecurity review by the CAC, revise to clarify if this statement applies to Datasea, Datasea's subsidiaries, and the VIE and its subsidiaries.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 73

14.   Please revise here to clarify which subsidiaries or entities are conducting the business operations, clarifying that revenues recognized are primarily generated through the VIE to provide further context to your discussion of financial condition and results of operations.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Joyce Sweeney, Senior Staff Accountant at 202-551-3449 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology